EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

June 8, 2026

AVINO ANNOUNCES KEY SENIOR EXECUTIVE APPOINTMENTS

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) (ASM: TSX/NYSE American, GV6: FSE) is pleased to announce two key executive appointments to the senior management team as the Company moves forward with its transformational growth strategy.

Appointment of Marc Turcotte as Senior Vice President, Corporate Development

Marc brings more than two decades of experience in corporate development and strategic transactions within the mining sector. In his role, he will work closely with Avino’s executive leadership team to identify, evaluate, and execute strategic growth opportunities, support company-wide planning initiatives, and help advance the Company’s transformational growth strategy and long-term objectives.

Marc is a mining development and exploration executive with over 20 years of experience in corporate development, capital markets, and strategic transactions within the mining sector. Most recently, he served as Chief Development Officer of MAG Silver Corp., where he played a key role over more than a decade in advancing the Company’s project portfolio and corporate strategy, culminating in MAG Silver’s US$2.1 billion acquisition by Pan American Silver. Prior to joining MAG Silver, Marc held senior roles with Hecla Mining Company and Aurizon Mines Ltd., gaining broad experience across exploration, development, and corporate transactions. Marc holds a Bachelor of Science in Resource Economics (Honours) from the University of British Columbia and a Master of Business Administration from the Richard Ivey School of Business.

“We are pleased to welcome Marc to the executive team and his appointment helps position Avino for the next phase of growth,” said David Wolfin, President and CEO. “Marc’s extensive experience in corporate development, capital markets, and strategic transactions will complement our existing strengths as we pursue strategic opportunities, advance our transformational growth strategy, and continue building Avino into a diversified, multi-asset producer.”

Promotion of Peter Latta to Senior Vice President, Technical Services

Peter has over 20 years of operational, engineering, and commercial experience in the mining industry and has overseen the technical aspects of Avino’s operations for the last 8 years. He has been responsible for Avino’s technical reporting, managing commercial relationships, and contributing to new project evaluations. He collaborates closely with vendors across metallurgy, mining, and geology disciplines and has been a important member of the executive leadership team.

“Peter has played a critical role in Avino’s success and growth in recent years,” said David Wolfin, President and CEO. “His promotion reflects both his leadership and the important contributions he has made to the Company.”

June 8, 2026 – Avino News Release

Avino Announces Key Senior Executive Appointments

About Avino:

Avino is a silver producer operating in Durango, Mexico, with the goal of long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa Property. Avino hosts proven and probable mineral reserves totaling 27 million tonnes containing 127 million silver equivalent ounces at an average silver equivalent grade of 145 g/t, within a large measured & indicated mineral resource (inclusive of mineral reserves) base of 68 million metric tonnes. containing 301 million silver equivalent ounces at an average silver equivalent grade of 162 g/t. Avino was included in the Toronto Stock Exchange’s 2025 TSX30™, reaching the 5th position. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. The Company’s silver, gold and copper production remains unhedged. We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the expected operations at the Company’s mineral properties. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com